Exhibit (d)(4)

ElkCorp

14911 Quorum Drive

Suite 600

Dallas, TX 75254

February 9, 2007

Heyman Investment Associates Limited Partnership
Building Materials Corporation of America
1361 Alps Road
Wayne, NJ  07470

Ladies and Gentlemen:

Reference is made to the letter agreement, dated December 29, 2006 (the “Confidentiality Agreement”), between ElkCorp (the “Company”) and you regarding your consideration of a possible negotiated transaction between the Company and you.  This letter agreement (the “Amendment”) shall amend certain provisions of the Confidentiality Agreement as described below.  Capitalized terms not otherwise defined herein have the meaning ascribed to them in the Confidentiality Agreement.

The sixth paragraph of the Confidentiality Agreement is hereby amended and restated in its entirety to read as follows:

“You hereby acknowledge that the Evaluation Material has been and is being furnished to you, and the Company is entering into Merger Agreement (as defined below) in consideration of your agreement, and you hereby agree, subject to the following paragraph, that from the date hereof until January 29, 2008 (the “Standstill Termination Date”), except that (A) in the event that the Company enters into, at any time on or prior to February 6, 2007, an Agreement and Plan of Merger, by and among the Company, BMCA Acquisition Inc. and BMCA Acquisition Sub Inc. substantially in the form included as an Exhibit to the offer letter dated January 29, 2007 (as it may be amended, modified or superceded, the “Merger Agreement”), and thereafter such Merger Agreement is terminated by Parent (as defined therein) pursuant to Section 7.1(f) thereof (other than as a result of a breach of a representation or warranty contained in Section 3.11(a) of the Merger Agreement) or terminated in a circumstance where the Company is obligated to reimburse the Expenses (as defined in the Merger Agreement), the Standstill Termination Date shall be June 29, 2007, and (B) if the Standstill Termination Date would otherwise be June 29, 2007 and the Company advances the Company Proposal Date (as defined below) to a date that is earlier than June 29, 2007, then the Standstill Termination Date shall be the fifth business day prior to such new, earlier Company Proposal Date, unless specifically invited in writing by the Company, neither you nor any of your Representatives will in any manner, directly or indirectly: (a) effect or seek, offer or propose (whether publicly or otherwise) to effect, or participate in, facilitate or encourage any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in, (i) any acquisition of any securities (or beneficial ownership thereof), or rights or options to acquire any securities (or beneficial ownership thereof), or any assets, indebtedness or businesses of the Company or any of its subsidiaries, other than acquisitions not in excess of, in the aggregate, 2% of such securities, (ii) any tender offer or exchange offer, merger or other business combination involving the Company, any of the subsidiaries or assets of the Company or the subsidiaries constituting a significant portion of the consolidated assets of the Company and its subsidiaries, (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries, or (iv) any “solicitation” of “proxies” (as such terms are used in the proxy rules of the Securities and Exchange Commission) or consents to vote any voting securities of the Company, including soliciting consents or taking other action with respect to the calling of a special meeting of the Company’s shareholders; (b) form, join or in any way participate in a “group” (as defined under the Exchange

Act) with respect to the Company; (c) otherwise act, alone or in concert with others, to seek representation on or to control or influence the management, Board of Directors or policies of the Company or to obtain representation on the Board of Directors of the Company; (d) disclose or direct any person to disclose, any intention, plan or arrangement inconsistent with the foregoing; (e) take any action that could reasonably be expected to result in a request to disclose all or any part of the information contained in the Evaluation Material by a court of competent jurisdiction or by a governmental body; or (f) advise, assist or encourage or direct any person to advise, assist or encourage any other persons in connection with any of the foregoing. You also agree during such period not to request the Company or any of its Representatives, directly or indirectly to amend or waive any provision of this paragraph (including this sentence).  The Company has publicly announced that advance notice of any shareholder proposals for business to be conducted at the Company’s 2007 annual meeting of stockholders must be given by a proposing shareholder by August 1, 2007.  Such deadline is referred to herein as the “Company Proposal Date”.

The seventh paragraph of the Confidentiality Agreement is hereby amended and restated in its entirety to read as follows:

“The preceding paragraph notwithstanding, (1) you will not be deemed to be in breach of the preceding paragraph by virtue of the maintenance, amendment and/or extension by you or your affiliates of the offer (the “Offer”) made by and referred to in the Offer to Purchase (the “Offer to Purchase”) filed as an exhibit to the Tender Offer Statement on Schedule TO filed by an affiliate of Building Materials Corporation of America with the Securities and Exchange Commission on January 18, 2007 (as amended), or the announcement, commencement or maintenance by you or your affiliates of a new acquisition offer, whether by way of a tender or exchange offer, merger or otherwise (a “New Offer”); provided that the terms of the Offer or the New Offer (including any extension or amendment thereof) shall in no event (A) provide for a per share consideration that is less than $40.00 per share or, at anytime when the Standstill Termination Date is January 29, 2008, $43.50 per share, or (B) otherwise contain terms and conditions that in the aggregate are materially less favorable to the Company’s shareholders than the terms and conditions set forth in the Offer to Purchase, provided that an extension of the expiration date of the Status Quo Offer shall not be deemed to be an adverse change (an Offer or New Offer made and/or proposed and/or maintained in good faith and meeting the terms of this proviso, a “Status Quo Offer”); and (2) you will not be deemed to be in breach of the preceding paragraph by virtue of the taking of any action otherwise prohibited by such provisions so long as any such action is taken during the time that such Status Quo Offer is pending and open.”

Both you and the Company hereby confirm that the Confidentiality Agreement remains in full force and effect according to its terms and incorporating this Amendment.  This Amendment may be executed in one or more counterparts, each of which shall be deemed an original and all of which taken together shall be deemed to constitute one and the same instrument.

Please confirm your agreement with the foregoing by signing and returning one copy of this Amendment to the undersigned, whereupon this Amendment shall become a binding agreement between you and the Company.

Very truly yours,

ElkCorp

By:	/s/ Thomas Karol
	Name:	Thomas Karol
	Title:	CEO

Confirmed and Agreed to:

HEYMAN INVESTMENT ASSOCIATES LIMITED PARTNERSHIP

By:	/s/ Samuel J. Heyman
Name: Samuel J. Heyman
Title: General Partner

BUILDING MATERIALS CORPORATION OF AMERICA

By:	/s/ Robert B. Tafaro
Name: Robert B. Tafaro
Title: Chief Executive Officer and President